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January 24, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:          David Plattner
Re:        Arcutis Biotherapeutics, Inc.
Schedule TO-I filed on January 16, 2024
File No. 005-91349
To the addressee set forth above:
On behalf of Arcutis Biotherapeutics, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 23, 2024, relating to the Company’s above referenced Tender Offer Statement on Schedule TO filed with the Commission on January 16, 2024 (the “Tender Offer Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Tender Offer Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Tender Offer Statement.

January 24, 2024

Schedule TO-I filed January 16, 2024; Offer to Exchange
Conditions of this Offer, page 21

1.We note that you have included a condition ((c)(i)) that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete this language. Similarly, in condition (c)(iv), please revise to explain what would constitute “any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States,” or delete.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised Offer to Exchange to remove the reference to “limitation on prices” from condition (c)(i) and further qualify such condition to national securities exchanges and over-the-counter market in the United States, and remove condition (c)(iv) in question.
2.We note the inclusion of a condition ((c)(iii)) that will be triggered by “the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States,” without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise. Similarly, we note that condition (c)(v) broadly refers to “any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Arcutis or on the trading in shares of our Common Stock” (emphasis added). Please revise to narrow or qualify this condition, or advise.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised Offer to Exchange to remove conditions (c)(iii) and (c)(v) in question.
Extension of Offer; Termination; Amendment, page 31
3.We note the following disclosure on page 32: “In the case of an extension, the amendment must be issued no later than 8:00 a.m. Pacific Time on the next U.S. business day after the last previously scheduled or announced Offer Expiration Date.” Please note that under Rule 14e-1(d), your announcement must be made no later than 9:00 a.m. Eastern time on the specified date. Please revise.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the relevant language in the Offer to Exchange to refer to 9:00 a.m. Eastern Time.
* * *

January 24, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP

cc:

Frank Watanabe, Arcutis Biotherapeutics, Inc.
John Smither, Arcutis Biotherapeutics, Inc.
Masaru Matsuda, Arcutis Biotherapeutics, Inc.
Shayne Kennedy, Latham & Watkins LLP